SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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In the Matter of Dominion Resources, Inc. Richmond, Virginia File Nos. 70-9517 70-9555 70-9679 (Public Utility Holding Company Act of 1935)	:	CERTIFICATE OF NOTIFICATION NO.11 TRANSACTIONS DURING PERIOD July 1, 2002 through September 30, 2002
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TO THE SECURITIES AND EXCHANGE COMMISSION:

Dominion Resources, Inc., a Virginia corporation and registered holding company ("Dominion"), hereby submits the following Certificate of Notification pursuant to Rule 24.

By order dated December 15, 1999 (HCAR No. 27112) (the "Initial Financing Order") in the proceedings at File No. 70-9517, the Securities and Exchange Commission ("Commission") permitted the Application-Declaration of Dominion and Consolidated Natural Gas Company ("Old CNG"), to become effective. Concurrently, by order dated December 15, 1999 (HCAR No. 27113), the Commission authorized the merger (the "Merger") of Old CNG into a wholly-owned subsidiary of Dominion, which subsidiary as the survivor of the merger changed its name to Consolidated Natural Gas Company ("CNG"). The Merger was consummated on January 28, 2000. The Initial Financing Order authorized post-Merger financings for Dominion and CNG, and requires the filing by Dominion of certain certificates of notification pursuant to Rule 24.

By Commission order dated May 24, 2001 (HCAR No. 27406) (the "Second Financing Order") in the proceedings at File No. 70-9555, the financing authorizations of Dominion and its subsidiaries given in the Initial Financing Order were enhanced and extended.

By Commission order dated October 5, 2000 (HCAR No. 27242) (the "Restructuring Order") in the proceeding at File No. 70-9679, Dominion was authorized to reorganize and restructure its existing nonutility interests along business and functional lines, using one of several business organizations.

By Commission order dated December 28, 2001 (HCAR No. 27485) in the proceeding at File No. 70-9555, an increase to Dominion's EWG investment limit was approved (the "December 28, 2001 Order").

This certificate provides information with respect to transactions occurring under the Initial Financing Order, the Second Financing Order, the Restructuring Order and the December 28, 2001 Order during the fourth quarter of 2001 with respect to Dominion and its subsidiaries, including Dominion Energy, Inc. ("DEI"), Dominion Capital, Inc. ("DCI"), and Virginia Electric and Power Company ("Virginia Power").

Rule 52 transactions occurring during the quarter, if any, are reported on Forms U-6B-2 filed as exhibits to this certificate.

I. EWG/FUCO Investments

A. As determined pursuant to the December 28, 2001 Order, the Modified Rule 53 Test applicable to Dominion's investments in EWGs and FUCOs is one hundred percent of consolidated retained earnings plus $4.5 billion. At September 30, 2002, Dominion's "aggregate investment"(as defined in Rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $3.0 billion(a) and "consolidated retained earnings" (as defined in Rule 53(a) under the PUHCA) was approximately $1.1 billion. Accordingly, at September 30, 2002, Dominion's remaining investment capacity under the Modified Rule 53 Test was approximately $2.6 billion.

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(a) The amount of Dominion's "Aggregate Investment" excludes equity earnings and includes guarantees in the amount of $1.3 billion.

B. Pursuant to a request for confidential treatment under Rule 104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, certain information concerning the aggregate investment by EWG/FUCO Project.

C. At September 30, 2002, Dominion's consolidated capitalization ratio was: debt 59%, common equity 35%, and preferred securities of subsidiaries of 6%. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules).

D. At September 30, 2002, the market-to-book ratio of Dominion's common stock was 1.56 to 1.

E. In the third quarter of 2002, Dominion did not invest or commit to invest in EWG's or FUCO's any amounts that count against the Modified Rule 53 Test.

F. Pursuant to a request for confidential treatment under Rule 104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, total earnings growth by EWG and FUCO Project in the third quarter.

G. Pursuant to a request for confidential treatment under Rule 104(b) of PUHCA, Dominion is concurrently filing in paper format as Exhibit A, net income and revenues of Dominion's EWG and FUCO Projects for the three months ending September 30, 2002.

II. FINANCING BY DOMINION

A. Sale of Dominion Common Stock

1. Sales to Plans

Dominion issued and sold the following shares of its common stock during the reporting period.

	Number of Shares	Dollar Values (thousands)
Dominion Direct Investment Plan	606,263	$31,864
Employee Savings Plan	312,976	16,899

2. Public Offerings

None.

B. Short Term Debt

During the period, Dominion and Virginia Power issued and sold commercial paper. The maximum principal amount of each such company's commercial paper outstanding at any time during this period and the principal amount of commercial paper of each company outstanding on September 30, 2002 were as follows.

	Maximum Outstanding (thousands)	Principal Amount as of 9/30/02 (thousands)
Dominion	$787,143	$574,115
Virginia Power	602,001	398,050

As of September 30, 2002, Virginia Power had $50 million of Extendible Commercial Notes (ECNs) outstanding. The maximum amount of ECN's outstanding during the quarter was $75 million. ECNs are unsecured notes that Virginia Power sells in private placements. Any ECNs would have a stated maturity of 390 days from issuance and may be redeemed earlier at Virginia Power's option.

In September 2002, Dominion financed its acquisition of Cove Point with commercial paper supported by a $250 million revolving credit facility. The $250 million bridge facility expires in March 2003. No borrowings were made under this credit facility during the quarter.

C. Long-Term Debt

During the third quarter of 2002, Dominion redeemed its $200 million 7.40 percent Series D remarketable senior notes due 2012 and $250 million variable rate Series F remarketable senior notes due 2012 (Remarketable Senior Notes). In a direct exchange, Dominion completed the redemption by issuing $520 million of 5.70 percent Series 2002 C senior notes due 2012. The principal amount of the senior notes was determined by an exchange ratio that was based upon the fair value of the Remarketable Senior Notes. In addition, through September 2004, the interest rate for the senior notes may increase if the credit ratings established for Dominion Resources, Inc. senior unsecured debt securities by Standard & Poor's Ratings Group (Standard & Poor's), a division of The McGraw-Hill Companies, Inc. or Moody's Investor Service, Inc. (Moody's) decline. The total increase is limited to one percent and would continue for any period in which the downgrade is in effect.

D. Interest Rate Swaps

On July 9, 2002, Dominion entered into an interest rate swap with JPMorgan Chase Bank to hedge fixed rate debt. The financial terms of the swap are being filed under separate cover as Exhibit D under a claim of confidentialtreatment pursuant to Rule 104(b). On July 12, 2002, Dominion terminated this swap. The financial terms of the swap termination are being filed under separate cover as Exhibit D under a claim of confidential treatment pursuant to Rule 104(b). Two other interest rate swaps matured during the period.

III. EQUITY INVESTMENTS IN, AND GUARANTEES AND OTHER CREDIT SUPPORT BY DOMINION FOR OR ON BEHALF OF DEI, DCI, CNG AND/OR THEIR SUBSIDIARIES

A. Equity Investments

During the quarter, Dominion made capital contributions of $250,000,000 to CNG, and $1,046,000 to Dominion Technical Solutions, Inc.

B. Guarantees and Other Credit Support

Guarantees

Dominion has issued guarantees to various third party creditors in relation to repayment of debt by certain of its subsidiaries and in relation to electric power or gas purchases or delivery performances of its subsidiaries. The estimated total outstanding exposure on these guarantees as of September 30, 2002 is approximately $3.6 billion, and the subsidiaries' debt subject to such guarantees totaled $538 million.

Standby Letters of Credit

At September 30, 2002, DEI had authorized the issuance of standby letters of credit by a financial institution in the amount of $65 million, for the benefit of certain counterparties that had extended credit to this subsidiary. In the unlikely event that DEI does not pay amounts when due under the covered contracts, any covered counterparty may present its claim for payment to the financial institution, which would then request payment from DEI, as applicable. The letters of credit of DEI are backed by the 3-year revolving credit facility that matures in May 2005. As of September 30, 2002, no amounts had been presented for payment under these letters of credit.

Surety Bonds

At September 30, 2002, Dominion and Virginia Power had purchased $120 million of surety bonds, of which $57 million was associated with the financial assurance requirements imposed by the Nuclear Regulatory Commission with respect to the decommissioning of Virginia Power's nuclear units. Under the terms of the surety bonds related to nuclear decommissioning, Virginia Power is obligated to indemnify the respective surety bond company for any amounts paid. The liability for future nuclear decommissioning is included in Dominion's consolidated balance sheets at September 30, 2002. The remaining $63 million relates to surety bonds purchased by various Dominion subsidiaries for purposes, such as providing worker compensation coverage and obtaining licenses, permits and rights-of-way. To the extent liabilities are incurred as a result of the activities covered by the surety bonds, such liabilities would be included in Dominion's consolidated balance sheets until paid. Under the terms of the surety bonds, Dominion is obligated to indemnify the respective surety bond company for any amounts paid on behalf of its subsidiaries.

IV. RULE 52 TRANSACTIONS BY VIRGINIA POWER AND ITS SUBSIDIARIES

Long Term Debt

A. Sale of 7.375% Trust Preferred Securities

In August 2002, Virginia Power Capital Trust II (Trust), a trust subsidiary of Virginia Power, issued $400 million of 7.375 percent trust preferred securities, representing preferred beneficial interests and 97 percent beneficial ownership in the assets held by the Trust. In exchange for the $400 million realized from the sale of the trust preferred securities and $12 million of common securities that represent the remaining 3 percent beneficial ownership interest in the assets held by the Trust, Virginia Power issued $412 million of its 2002 7.375 percent Junior Subordinated Notes (the Junior Subordinated Notes) due July 30, 2042. The Junior Subordinated Notes constitute 100 percent of the Trust's assets. The Trust must redeem the trust preferred securities when the Junior Subordinated Notes are repaid or if redeemed prior to maturity.

The net proceeds from the sale of the Subordinated Debentures were used for general corporate purposes, including the repayment of $250 million aggregate principal amount of Virginia Power's variable rate preferred stock and $135 million aggregate principal amount of the 8.05% trust preferred securities of Virginia Power Capital Trust I.

B. Maturities

On July 1, 2002, an aggregate principal amount of $155 million of Virginia Power's 7.375% Series 1992-E First and Refunding Mortgage Bonds matured.

On August 1, 2002, an aggregate principal amount of $100 million of Virginia Power's 6% Series 1993-F First and Refunding Mortgage Bonds matured.

C. Redemptions

In September 2002, Virginia Power purchased and redeemed all shares of its variable rate preferred stock September 1992A Series, September 1992B Series, and October 1988 Series for $175 million, representing a price of $100 per share.

VI. EXHIBITS

A. Financial Information regarding the aggregate investment by Dominion in EWG/FUCO projects. (Filed under confidential treatment pursuant to Rule 104(b)).

B. Joint Form U-6B-2 filed on behalf of the companies listed therein for Rule 52 transactions reported for the quarter.

  Form U-6B-2 for Rule 52 transactions by Virginia Power Capital Trust II.

  Financial Information regarding Interest Rate Swaps by Dominion. (Filed under confidential treatment pursuant to Rule 104(b)).

SIGNATURE

The undersigned registered holding company has duly caused this quarterly Rule 24 Certificate of Notification to be signed on its behalf by its attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.

DOMINION RESOURCES, INC.

/s/ James F. Stutts
By James F. Stutts Their Attorney

November 26, 2002

EXHIBIT B

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-6B-2

Certificate of Notification

Filed By

Dominion Energy, Inc. ("DEI")
Dominion Capital, Inc. ("DCI")
Dominion Alliance Holding, Inc. ("DAH")
Dominion Metering Services, Inc. ("DMS")
Dominion Energy Direct Sales, Inc. ("DEDS")
Dominion Cogen WV, Inc. ("Cogen")
Kincaid Generation, LLC ("Kincaid")
Dominion Energy Services Company, Inc. ("DESCO")
Dominion Reserves, Inc. ("DRV")
State Line Energy, LLC ("State Line")
Dominion Appalachian Development, Inc. ("DADI")
Dominion Appalachian Development Properties, LLC ("DADP")
Dominion Midwest Energy, Inc. ("DMEI")
Dominion Michigan Production Services, Inc. ("DMPS")
Dominion Gas Processing MI, Inc. ("DGPM")
Dominion Black Warrior Basin, Inc. ("DBWB")
Dominion Reserves - Utah, Inc. ("DRVU")
Dominion Reserves - Indiana, Inc. ("DRVI")
Dominion Reserves Gulf Coast, Inc. ("DRVG")
Cypress Energy, Inc. ("Cypress")
San Juan Partners, LLC ("San Juan")
Virginia Electric and Power Company ("VEPCO")
Virginia Power Services, Inc. ("VPS")

This certificate is notice that the above named companies have issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.
1.	Type of the security or securities:
Evidence of indebtedness for Advances ("Advances").

2.	Issue, renewal or guaranty:
Issue by book entry.

3.	Principal amount of each security:
Funds are borrowed and/or repaid daily as cash needs indicate.

4.	Rate of interest per annum of each security:
The annual interest rate on the Advances mirrors that of the lending company on its indebtedness.

5.	Date of issue, renewal or guaranty of security:
Borrowings are made on a daily basis and reported at the end of the quarter.

6.	If renewal of security, give date of original issue:
Borrowings are made on a daily basis and reported at the end of the quarter. See Schedule 1.

7.	Date of maturity of each security:
Open account.

8.	Name of the person to whom each security was issued, renewed or guaranteed:
See Schedule 1.

9.	Collateral given with each security, if any:
None.

10.	Consideration received for each security:
None, other than interest accrued.

11.	Application of proceeds of each security:
To provide working capital.

12.	The issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of the provisions contained in any rule of the Commission other than Rule U-48.

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

Not applicable.

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.

Schedule 1
Inter-Company Advances

Borrower	Lender	Outstanding Advances (thousands) 9/30/02
DEI	Dominion Resources, Inc ("DRI")	605,695
DCI	DRI	719,345
DAH	DRI	8,826
DMS	DRI	214
DEDS	DEI	16,534
VPS	VEPCO	198,496
DRV	DEI	137,157
DEI	Cogen	22,186
DEI	Kincaid	6,463
DEI	DESCO	7,847
State Line	DEI	175,360
DRV	DADI	43,386
DADP	DRV	87,847
DRV	DMEI	49,312
DMPS	DRV	1,394
DGPM	DRV	10,027
DBWB	DRV	44,524
DRV	DRVU	22,125
DRVI	DRV	11,056
DRV	DRVG	54,380
Cypress	DRV	6,241
DRV	San Juan	5,288

EXHIBIT C

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-6B-2

Certificate of Notification

Filed By

Virginia Power Capital Trust II

This certificate is notice that the above named company ("Virginia Power Capital Trust II") has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.	Type of the security or securities:
Trust Preferred Securities

2.	Issue, renewal or guaranty:
Issue.

3.	Principal amount of each security:
$400,000,000.

4.	Rate of interest per annum of each security:
7.375%

5.	Date of issue, renewal or guaranty of security:
August 23, 2002.

6.	If renewal of security, give date of original issue:
Not applicable.

7.	Date of maturity of each security:
July 30, 2042.

8.	Name of the person to whom each security was issued, renewed or guaranteed:

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, and UBS Warburg LLC acted as the representatives for the consortium of 39 underwriters which purchased the Trust Preferred Securities for a price of $25 per Trust Preferred Security.

9.	Collateral given with each security, if any:

Guarantee by Virginia Electric and Power Company.

10.	Consideration received for each security:
The proceeds to from the sale of the Trust Securities was $400,000,000. Underwriters' commissions of $12,600,000 were paid by Virginia Electric and Power Company.

11.	Application of proceeds of each security:

The net proceeds from the sale of the Subordinated Debentures were used for general corporate purposes, including the repayment of $250 million aggregate principal amount of Virginia Power's variable rate preferred stock and $135 million aggregate principal amount of the 8.05% trust preferred securities of Virginia Power Capital Trust I.

12.	The issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of the provisions contained in any rule of the Commission other than Rule U-48.

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

Not applicable.

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed.

Rule 52.